UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

United Continental Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

910047109

(CUSIP Number)

PAR Capital Management, Inc.

Attn: Steven M. Smith

One International Place, Suite 2401

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,389,711
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,389,711
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,389,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in row 13 is based on 359,484,808 shares of common stock of the Issuer outstanding as of February 9, 2016, as disclosed in the Issuer’s Annual Report on Form 10-K, for the year ended December 31, 2015, filed on February 18, 2016.

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,389,711
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,389,711
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,389,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in row 13 is based on 359,484,808 shares of common stock of the Issuer outstanding as of February 9, 2016, as disclosed in the Issuer’s Annual Report on Form 10-K, for the year ended December 31, 2015, filed on February 18, 2016.

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,389,711
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,389,711
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,389,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%*
14.	Type of Reporting Person (See Instructions) CO

*	The percentage of shares beneficially owned as set forth in row 13 is based on 359,484,808 shares of common stock of the Issuer outstanding as of February 9, 2016, as disclosed in the Issuer’s Annual Report on Form 10-K, for the year ended December 31, 2015, filed on February 18, 2016.

This Amendment No. 3 (this “Amendment”) to Schedule 13D (as amended to date, the “Schedule 13D”) is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

Item 2.	INDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As a result of the Settlement Agreement (as defined in Item 4), the Reporting Persons and Altimeter may no longer be deemed members of “group” as defined in Rule 13d-5 of the Exchange Act, and the Reporting Persons shall cease to be Reporting Persons immediately following the filing of this Amendment No. 3. A copy of the Settlement Agreement is attached as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 19, 2016, the Reporting Persons, Altimeter Capital Management, Altimeter Partners Fund, L.P. (“Altimeter Partners”) and certain other parties (collectively, the “Settlement Parties”) entered into a settlement agreement with the Issuer (the “Settlement Agreement”) whereby Altimeter Partners agreed to withdraw its notice of nomination, originally sent to the Issuer on March 8, 2016, and whereby the parties agreed, among other things, and subject to certain conditions, that the Board will: (i) immediately following the execution and delivery of the Settlement Agreement (the “Effective Time”), increase the size of the Board to seventeen directors and appoint Edward Shapiro (“Mr. Shapiro”) and Barnaby Harford (“Mr. Harford”) to fill the newly-created vacancies and to serve as directors on the Board; (ii) include Messrs. Shapiro and Harford in its slate of nominees for election as directors at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and solicit proxies in favor of the election of Messrs. Shapiro and Harford at the 2016 Annual Meeting; and (iii) mutually agree with PAR Capital Management and Altimeter Capital Management to identify an additional director (the “New Independent Director”) and appoint the New Independent Director to the Board as promptly as possible following the Effective Time and with an outside target date of six months after the Effective Time. In addition, the Issuer shall include the New Independent Director in its slate of nominees for election as directors at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) and solicit proxies in favor of the New Independent Director. The Settlement Parties will also abide by certain customary standstill provisions, such provisions to last until the later of (x) the day Mr. Shapiro is no longer a director and (y) two weeks prior to the deadline for the submission of notices of stockholder nominations or proposals under the Issuer’s Amended and Restated Bylaws for the 2017 Annual Meeting (the “Standstill Period”). The standstill provisions provide that each of the Settlement Parties agrees to cause all shares of Common Stock beneficially owned by it to be present for quorum purposes and to be voted in favor of the directors nominated by the Board for election or other business that may come before any shareholder meeting during the Standstill Period, subject to certain exceptions. The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.3 to this Schedule 13D and which is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, as follows:

(a)-(b) As of April 19, 2016, PAR Investment Partners may be deemed to beneficially own 14,389,711 shares of Common Stock, representing approximately 4.0% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

As of April 19, 2016, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 14,389,711 shares of Common Stock, representing approximately 4.0% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

As of April 19, 2016, PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 14,389,711 shares of Common Stock, representing approximately 4.0% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Common Stock.

The percentage of shares beneficially owned is based on 359,484,808 shares of common stock of the Issuer outstanding as of February 9, 2016, as disclosed in the Issuer’s Annual Report on Form 10-K, for the year ended December 31, 2015, filed on February 18, 2016.

Representatives of the Reporting Persons previously engaged in discussions with Altimeter regarding their strategies to enhance shareholder value, including regarding the nomination of Mr. Harford for election to the Board. However, as a result of the Settlement Agreement, the Reporting Persons, Altimeter and Mr. Harford are no longer members of “group” as defined in Rule 13d-5 of the Exchange Act, and, accordingly, shares of Common Stock beneficially owned by each of the Reporting Persons, Altimeter and Mr. Harford can no longer deemed to be beneficially owned by each other.

The Reporting Persons (i) own (and will continue to own) less than 5% of the total outstanding Common Stock for purposes of Treasury Regulation Section 1.382-2T(g), (ii) have the sole right to dividends and/or proceeds from the sale of the Common Stock reported in Item 11 of the cover pages to this Schedule 13D and have no dividend or voting rights in any other shares of Common Stock, and (iii) do not have any formal or informal understanding with Altimeter, Mr. Harford or any other stockholder of the Issuer to make any coordinated acquisitions of, or investment decisions with respect to, the Common Stock.

(e) As a result of the Settlement Agreement, on April 19, 2016, the Reporting Persons may no longer be deemed the beneficial owners (determined in accordance with Rule 13d-3 under the Act) of more than 5% of the outstanding shares of Common Stock. Accordingly, this Amendment No. 3 constitutes an exit filing for the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons are parties to the Settlement Agreement, which is attached as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

99.3	Settlement Agreement, dated April 19, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2016

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name:	Steven M. Smith
Title:	Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name:	Steven M. Smith
Title:	Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name:	Steven M. Smith
Title:	Chief Operating Officer and General Counsel